"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00 [redacted]
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 22 November 2005

ORK – Trade subject to notification

On 21 November 2005, in connection with Orkla's option programme, 5,000 options were exercised at a strike price of NOK 130.

Managing Director Per A. Sørlie, Borregaard, exercised the above-mentioned options and, at the same time, sold 5,000 shares at a price of NOK 247.16. His new total holding in Orkla is 7,300 shares and 7,500 options in Orkla shares.

After the transaction a total of 1,511,975 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 2,066,674 of its own shares.

dlw 12/7

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 25 November 2005

ORK – Trade subject to notification – Anders Berggren

On 24 November 2005, in connection with Orkla's option programme, 9,000 options were exercised, respectively 5,000 at a strike price of NOK 130 and 4,000 at a price of NOK 127.

Anders Berggren, Senior Vice President Financial Investments, exercised the above-mentioned options and, at the same time, sold 9,000 shares at a price of NOK 250.06. Moreover, a close associate to Anders Berggren has sold and he has bought 571 shares in Orkla ASA at a price of NOK 251. His, inclusive close associates, new total holding in Orkla is 4,671 shares, 19,000 options in Orkla shares and 5,000 synthetic options.

After the transaction a total of 1,502,975 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 2,057,674 of its own shares.